Exhibit 99.1

The Stars Group Announces Third Quarter 2018 Earnings Release Conference Call and Webcast Details

TORONTO – October 31, 2018 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that it will release its financial results for the third quarter ended September 30, 2018 prior to the start of trading on Wednesday, November 7, 2018, and will host a conference call and webcast at 8:30 a.m. ET to discuss the same.

•	To access via tele-conference, please dial 1-855-327-6838 or 1-631-891-4304 ten minutes prior to the scheduled start of the call.
•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 10005822.
•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=132084

About The Stars Group

The Stars Group is a global leader in the online gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings, which are delivered through both mobile and desktop applications and the web. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Group Director of Investor Relations and Corporate Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com